EXHIBIT 99.1

Volvo: Government Approves Conditional Loan for Trent 900 Aircraft Engine

GOTEBORG, Sweden, May 12, 2005 (PRIMEZONE) -- Volvo: The Swedish Government decided on Thursday to assign the National Debt Office to enter into a loan agreement with Volvo Aero. The loan will finance research and development of Volvo's part of the international cooperation involving the Rolls Royce Trent 900 aircraft engine.

The Trent 900 will power the world's largest passenger aircraft, the Airbus 380. The funding is a so-called conditional loan with a loan amount totaling a maximum of SEK 80 M. The model of using conditional loans means that the Swedish State participates in the project as a risk-sharing partner, with loan repayment conditional upon the engine's sales success on the market. If sales are as projected, Volvo Aero will pay back the entire loan amount and a risk premium to the State.

The interest in Airbus' new A380 aircraft, which flew for the first time in April powered by Trent 900 engines, has been very high.

"Volvo Aero's participation in this project is an indication of the competitiveness of the Swedish aerospace industry," says Thomas Ostros, Swedish Minister for Industry, Employment and Communication.

The project is well in line with the aviation and space strategy that the Ministry for Industry, Employment and Communication presented earlier this year. Among other points, the strategy underscores the importance of closer cooperation between the State and the business community to develop the Swedish companies' participation in international development projects.

"Technical development is a cornerstone in Swedish economic policy and a driving force for jobs and growth. Accordingly, it is natural that the Government contributes to stimulating renewal in the technology intensive aerospace industry," says Thomas Ostros.

In December 2004, Volvo Aero became a program participant in General Electric's future aircraft engine, the GEnx, which among other aircraft will power the Boeing 787 and Airbus 350. Also with regard to this engine, Volvo Aero is counting on Government cooperation regarding a conditional loan.

"I view Thursday's decision by the Government highly positively. It is based on the intentions stated in the aviation and space strategy and intensifies the partnership between the State and the business community," comments Fred Bodin, President of Volvo Aero. ``The conditional loan is also an element that creates competitively neutral conditions in relations with our industry colleagues outside Sweden." May 12, 2005

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT:
Thomas Satmark, Volvo Aero, +46 70 2169919
Per Engstrom, desk officer, Ministry of Industry,
  Employment and Communication
+46 704957928